Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

Date: December 5, 2015

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

EXCHANGE OF SAVINGS SHARES FOR ORDINARY SHARES: (I) OFFER TO THE HOLDERS OF SAVINGS SHARES OF  ONE ORDINARY SHARE IN EXCHANGE FOR EACH SAVINGS SHARE HELD, PLUS A CASH PAYMENT; AND (II) THE MANDATORY EXCHANGE OF THE SAVINGS SHARES NOT SO EXCHANGED AT THE END OF THE OFFER REFERRED TO IN POINT (I) FOR ORDINARY SHARES. AMENDMENTS TO ARTICLES 5, 6, 14, 18 AND 20 OF THE COMPANY’S BYLAWS. APPROVAL OF ANY RELEVANT AND CONSEQUENT RESOLUTION.

Milan, 5 December 2015

LETTER TO SHAREHOLDERS

Further to the notices relating to the Extraordinary General Meeting (“EGM”) of the Company’s ordinary shareholders and the Special Meeting of the Company’s savings shareholders, called, respectively, for 15 December 2015 and 17 December 2015 in order to vote upon the proposed transaction, pursuant to which:

•        holders of savings shares will be offered one ordinary share issued in exchange for each savings share held plus cash consideration paid to the Company equal to Euro 0.095 for each share (the “Voluntary Portion”); and

•        holders of savings shares who do not accept the offer in the Voluntary Portion will, mandatorily, at a ratio of 0.87 ordinary share for each savings share held, receive ordinary shares in exchange for savings shares held (the “Mandatory Portion” and, together with the Voluntary Portion, the “Transaction”).

We wish to remind you that, in order for the Transaction to have a successful outcome, both of the following are necessary:

•        a favourable vote by the ordinary shareholders at the EGM, AND

•        a favourable vote by the savings shareholders at the Special Meeting.

The opportunity to participate in the Voluntary Portion depends upon approval of the Mandatory Portion by the Special Meeting; if savings shareholders at the Special Meeting do not approve the Mandatory Portion, neither the Voluntary Portion nor the Mandatory Portion of the Transaction will take place.

In addition, those holders of Savings Shares at the time of the Special Meeting who do not approve the Mandatory Portion will have the right to withdraw their savings shares at a liquidation value of Euro 0.9241 per savings share. The occurrence of the Mandatory Portion is subject to the condition (which the Company may waive) that the liquidation value of the withdrawal rights actually exercised does not exceed Euro 100,000,000.

We remind you that the record date for the EGM was Friday, 4 December 2015, and the record date for the Special Meeting is Tuesday, 8 December 2015, and that in order for you to participate, you must make a request via your intermediary in accordance with applicable law.

We hope to see you at the relevant shareholder meeting.

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The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.

This communication does not constitute an offer or an invitation to subscribe, buy or exchange shares or other securities. For further information please refer to the reports of the Board of Directors prepared for the Extraordinary Shareholders Meeting and the Special meeting of holders of savings shares and available on the website www.telecomitalia.com.

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